Exhibit 99.1

FSD Pharma Rebuts Claims of GBB Drink Lab now acquired by Jupiter Wellness Inc. Trading under the symbol (NASDAQ: JUPW)

TORONTO--(BUSINESS WIRE)--August 25, 2023--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders, today provides clarity and rebuttal to frivolous claims disparaging the Company and its groundbreaking efforts relating to its development of an innovative rapid alcohol detoxification drink, using its proprietary formulation developed to reduce the impacts of alcohol consumption.

In May 2023, GBB Drink Lab (“GBB”) now operating under Jupiter Wellness (Nasdaq:JUPW) filed a lawsuit against FSD Pharma and FSD Biosciences, and issued a press release (link below) alleging a material breach of a mutual nondisclosure agreement and trade secret misappropriation. These claims are categorically untrue.

GBB’s public statements about its knowledge of this technology are, at best, suspect. GBB’s website states that its own supplement’s alleged efficacy “was established via rigorous blood alcohol content testing on dozens of test subjects,” (emphasis added) rather than any sort of formal, clinical validation effort.2 Further, GBB’s press release states that “Our patented formula accelerates the process of converting alcohol to sugar in the body (link below).”1 But it is well-recognized and understood by the scientific community that at no point in the process of metabolizing alcohol is it converted into sugar. FSD Pharma believes that GBB’s failure to appreciate this basic fact demonstrates a lack of understanding regarding the basics of alcohol metabolism in the body.

GBB was recently acquired by Jupiter Wellness, Inc. (Nasdaq: JUPW). In a press release (link below) announcing the closing of the acquisition on August 11, 2023, Jupiter claims that GBB’s proposed product now called Safety Shot “lowers blood alcohol content by up to 50% in just 30 minutes (link below),”3 another extraordinary claim for which GBB provides no support whatsoever.

In 2022 GBB drink lab tried to sell itself to FSD Pharma. During the due diligence process, FSD Pharma determined that GBB’s proposed product did not meet FSD Pharma’s expectations, that GBB did not provide requested information, and that GBB repeatedly tried to change the proposed structure of any deal. Furthermore, FSD Pharma had serious concerns about the patents at issue. Since then, FSD Pharma, through its team of world class scientists, doctors, and researchers, established a research program and developed its own products. Upon learning of the FSD Pharma’s efforts, GBB filed a frivolous lawsuit and baselessly demanded tens of millions of dollars. FSD Pharma will vigorously defend against these claims, and plans to assert its own claims for damages that will expose GBB and its baseless assertions.

FSD Pharma continues to work on development of its alcohol detoxification products for the recreational and medical markets. FSD Pharma’s team of scientific experts will adhere to the strict regulatory standards and perform the clinical studies one would expect of any respectable company like FSD Pharma.

1 https://newsdirect.com/news/gbb-drink-lab-files-53m-lawsuit-against-fsd-pharma-for-nondisclosure-contract-breach-and-trade-secret-misappropriation-649453423
2https://gbbdrinklab.com/science/#:~:text=Our%20patented%20formula%20accelerates%20the,much%20faster%20rate%20than%20normal.
3 https://www.globenewswire.com/news-release/2023/08/11/2723539/0/en/Jupiter-Wellness-Closes-Acquisition-of-Safety-Shot-Plans-to-Change-Company-Name-and-Focus-on-Launch-of-World-s-First-Rapid-Blood-Alcohol-Detox-Drink.html

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with two candidates in different stages of development. Lucid Psychcheceuticals Inc., a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-MS and UNBUZZD™. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, under the heading “Risk Factors.” This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com

ClearThink
Email: nyc@clearthink.capital
Telephone: (917) 658-7878